J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179
SVB Leerink LLC
One Federal Street, 37th Floor
Boston, MA 02110
Cowen and Company, LLC
599 Lexington Avenue
New York, New York 10022
June 11, 2021

VIA EDGAR

U.S Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Christie Wong
Mr. Terence O'Brien
Ms. Ada Sarmento
Mr. Tim Buchmiller

Re:	Molecular Partners AG
Registration Statement on Form F-1 (File No. 333-255447)
Request for Acceleration on Effective Date

Acceleration Request
	Requested Date:	June 15, 2021
	Requested Time:	4:00 P.M. Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Molecular Partners AG (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on June 15, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.
Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each Underwriter or dealer, who is reasonably anticipated to participate in the distribution of the securities, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.
We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,
Acting severally on behalf of themselves and the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name: David Ke
Title: Managing Director

SVB LEERINK LLC

By:	/s/ Jon. A. Civitarese
Name: Jon A. Civitarese
Title: Managing Director

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
Name: Bill Follis
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]